October 12, 2004

Via EDGAR And By Courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director Division of Corporate Finance

Re:	Build-A-Bear Workshop, Inc. Registration Statement on Form S-1 File Number 333-118142 (the “Registration Statement”)

Dear Mr. Owings:

     Transmitted via EDGAR for filing herewith under the Securities Act of 1933 is Amendment No. 6 to the Registration Statement.

     If you require any additional information, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach R. Randall Wang at 314-259-2149, James H. Erlinger III at 314-259-2723 or me at 314-259-2682, or any of us by fax at 314-259-2020.

Securities and Exchange Commission October 12, 2004

Very truly yours,

/s/ John G. Shively

John G. Shively

Enclosures

cc:	Pradip Bhaumik (w/encl.)
Rufus Decker (w/encl.)
James Hoffmeister (w/encl.)
Ellie Quarles (w/encl.)
  Securities and Exchange Commission
Maxine Clark (w/encl.)
Barry Erdos (w/encl.)
Tina Klocke (w/encl.)
  Build-A-Bear Workshop, Inc.
Gerald J. Carlson (w/encl.)
  KPMG LLP
James H. Erlinger III (w/encl.)
R. Randall Wang (w/encl.)

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